SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Chegg, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

163092109

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

Exhibit Index Contained on Page 9

CUSIP NO. 163092109	13 G	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Gabriel Venture Partners II, L.P. (“Gabriel Venture”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,660,867 shares, except that Gabriel Investment Partners II, L.P. (“Gabriel Investment”), the general partner of Gabriel Venture, may be deemed to have sole power to vote these shares, and Frederick W.W. Bolander (“Bolander”) and Scott Chou (“Chou”), the managing partners of Gabriel Investment, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
5,660,867 shares, except that Gabriel Investment, the general partner of Gabriel Venture, may be deemed to have sole power to dispose of these shares, and Bolander and Chou, the managing partners of Gabriel Investment, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,660,867
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPREENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 163092109	13 G	Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Gabriel Legacy Fund II, L.P. (“Gabriel Legacy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
16,527 shares, except that Gabriel Investment, the general partner of Gabriel Legacy, may be deemed to have sole power to vote these shares, and Bolander and Chou, the managing partners of Gabriel Investment, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
16,527 shares, except that Gabriel Investment, the general partner of Gabriel Legacy, may be deemed to have sole power to dispose of these shares, and Bolander and Chou, the managing partners of Gabriel Investment, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,527
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPEENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTIN PERSON (See Instructions) PN

CUSIP NO. 163092109	13 G	Page 4 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Gabriel Investment Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,677,394 shares, of which 5,660,867 are directly owned by Gabriel Venture and 16,527 are directly owned by Gabriel Legacy. Gabriel Investment, the general partner of Gabriel Venture and Gabriel Legacy, may be deemed to have sole power to vote these shares, and Bolander and Chou, the managing partners of Gabriel Investment, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
5,677,394 shares, of which 5,660,867 are directly owned by Gabriel Venture and 16,527 are directly owned by Gabriel Legacy. Gabriel Investment, the general partner of Gabriel Venture and Gabriel Legacy, may be deemed to have sole power to dispose of these shares, and Bolander and Chou, the managing partners of Gabriel Investment, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,667,394
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPREENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTIN PERSON (See Instructions) PN

CUSIP NO. 163092109	13 G	Page 5 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Frederick W.W. Bolander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
5,667,394 shares, of which 5,660,867 are directly owned by Gabriel Venture and 16,527 are directly owned by Gabriel Legacy. Gabriel Investment is the general partner of Gabriel Venture and Gabriel Legacy, and Bolander, a managing partner of Gabriel Investment, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
5,677,394 shares, of which 5,660,867 are directly owned by Gabriel Venture and 16,527 are directly owned by Gabriel Legacy. Gabriel Investment is the general partner of Gabriel Venture and Gabriel Legacy, and Bolander, a managing partner of Gabriel Investment, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,667,394
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPREENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 163092109	13 G	Page 6 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Scott Chou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
5,677,394 shares, of which 5,660,867 are directly owned by Gabriel Venture and 16,527 are directly owned by Gabriel Legacy. Gabriel Investment is the general partner of Gabriel Venture and Gabriel Legacy, and Chou, a managing partner of Gabriel Investment, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
5,677,394 shares, of which 5,660,867 are directly owned by Gabriel Venture and 16,527 are directly owned by Gabriel Legacy. Gabriel Investment is the general partner of Gabriel Venture and Gabriel Legacy, and Chou, a managing partner of Gabriel Investment, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,677,394
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPREENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTIN PERSON (See Instructions) IN

CUSIP NO. 163092109	13 G	Page 7 of 8

This Amendment No. 2 amends the Statement on Schedule 13G previously filed and as amended by Amendment No. 1 by Gabriel Venture Partners II, L.P., a Delaware limited partnership, Gabriel Legacy Fund II, L.P., a Delaware limited partnership, Gabriel Investment Partners II, L.P., a Delaware limited partnership, and Frederick W.W. Bolander and Scott Chou. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 2.

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Ownership percentages are based on 91,347,606 shares reported outstanding by issuer on October 31, 2016 in its Form 10-Q for the quarterly period ended September 30, 2016.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

CUSIP NO. 163092109	13 G	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2017

Gabriel Venture Partners II, L.P.	/s/ Frederick W.W. Bolander
By Gabriel Investment Partners II, L.P.	Frederick W.W. Bolander
Its General Partner	Managing Partner

Gabriel Legacy Fund II, L.P.	/s/ Frederick W.W. Bolander
By Gabriel Investment Partners II, L.P.	Frederick W.W. Bolander
Its General Partner	Managing Partner

Gabriel Investment Partners II, L.P.	/s/ Frederick W.W. Bolander
By Frederick W.W. Bolander	Frederick W.W. Bolander
Managing Partner	Managing Partner

Frederick W.W. Bolander	/s/ Frederick W.W. Bolander

Scott Chou	/s/ Scott Chou

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)